

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Scott C. Harvard
President and Chief Executive Officer
First National Corporation
112 West King Street
Strasburg, VA 22657

>   **Re: First National Corporation**
>   **Registration Statement on Form S-3**
>   **Filed December 20, 2021**
>   **File No. 333-261751**

Dear Mr. Harvard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance